UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer s ID (CNPJ) nº. 04.032.433/0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

Rio de Janeiro, November 22, 2010 Pursuant to CVM Official Letter CVM/SGE/001/03, of January 22, 2003, and to article 12, caput, of CVM instruction 358, of January 3, 2002, Contax Participações S.A. ( Company ) (Bovespa: CTAX3 and CTAX4) announces to the market that it has received a letter from BNDES Participações S.A. - BNDESPAR, on November 22, 2010, stating that it has reduced its participation in CTX Participações S.A. to 12.81% of the total common shares, which corresponds to 463,234,643 shares of this type.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S.A.

CTX PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer s ID (CNPJ) n.º 09.601.322/0001-60
Corporate Registry ID (NIRE) n.º 3330028691-8

NOTICE TO THE MARKET

Pursuant to CVM Official Letter CVM/SGE/001/03, of January 22, 2003, and to article 12, caput, of CVM instruction 358, of January 3, 2002, and in addition to the notice to the market dated 06/21/2010, CTX Participações S.A. announces that it has received a letter from one of its shareholders, BNDES Participações S.A. - BNDESPAR, stating the following:

1. The BNDES PARTICIPAÇÕES S.A. - BNDESPAR, subsidiary of BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES, with headquarters at Brasília, Distrito Federal, no Setor Bancário Sul, Conjunto 1, Bloco J, Edifício BNDES, 12º e 13º andares and offices at the City and State of Rio de Janeiro, at Avenida República do Chile, 100-parte, enrolled in the corporate taxpayer´s I.D. (CNPJ/MF) number 00.383.281/0001-09, pursuant to paragraph 4º, article 12 of CVM 358/02 Instruction, as amended ( Instruction ) and the OFÍCIO-CIRCULAR/CVM/SEP/N°001/2010, inform that, on November 18, 2010, it sold 395,990,637 (three hundred ninety-five million, nine hundred and ninety thousand, six hundred thirty-seven) common shares of CTX Participações S.A.

( Company ), corresponding to 12.81% (twelve point eighty-one percent) of the total shares in issue, considering the participation of BNDESPAR in common shares of the Company on April 25, 2008, of 27.80% (twenty-seven point eighty percent).

2. After the sale, the remaining shares of BNDESPAR in the common stock of the Company, totaled 463,234,643 (four hundred sixty-three million, two hundred thirty-four thousand, six hundred and forty-three) common shares, equivalent to 14.99% (fourteen point ninety-nine per cent) of its capital, as published in the Material Fact released by Telemar Participações S.A. on April 25, 2008.

3. We also inform that through the sale, there´s no intention to change the control or management structure of the Company.

4. BNDESPAR is one of the parties of the Company's Shareholders Agreement signed on April 25, 2008, and duly filed at the Company's headquarters.

5. We ask that the information now provided is duly transmitted to the market, under the aforementioned Instruction.

Rio de Janeiro, November 22, 2010.

Pedro Jereissati
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 2, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.